

Mail Stop 3030

February 14, 2017

Via E-mail
Gerald M. Haines II
Executive Vice President, Chief Financial Officer
Mercury Systems, Inc.
201 Riverneck Road
Chelmsford, Massachusetts 01824

> **Re: Mercury Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 16, 2016**
> **Form 8-K filed January 23, 2017**
> **File No. 000-23599**

Dear Mr. Haines:

We have reviewed your February 2, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2017 letter.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 8. Financial Statements

Note P – Operating Segment, page 74

1.   We note from your response to comment 3 in our letter dated January 5, 2017 that the financial information used by your CODM includes revenue and bookings by product lines. Please revise future filings to disclose the revenues by product or for each group of similar products as required by ASC 280-10-50-40.

Form 8-K filed January 23, 2017

Exhibit 99.1

2.   We note that your discussion of adjusted EBITDA on page 1 omits a discussion of the comparable GAAP measure. In your next earnings release please present the most directly comparable GAAP measure with equal or greater prominence. Refer to the guidance of Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

3.   We note that you have presented revenues excluding the impact of CES and net income excluding the impact of CES, which are non-GAAP measures. Please revise future filings to identify the measures as non-GAAP and to provide the disclosures required by Item 10(e)(1) of Regulation S-K. You may also consider disclosing only the impact of CES acquisition on your revenues and net income.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery